UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F:   ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes:  ☐    No:  ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note:

On August 5, 2003, Enodis plc released an announcement regarding its financial results for the 39 weeks ended June 28, 2003. The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Below, immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 39 weeks and 13 weeks ended June 28, 2003.

****************************************************

5 August 2003

Results for the 39 weeks ended 28 June 2003

Group Financial Highlights

£m (except EPS)

	Q303	Q302	YTD03	YTD02
Food Equipment adjusted operating profit*	18.6	19.1	42.2	49.5
Effect of disposals and foreign exchange		(1.2)		(7.1)
Food Equipment like-for-like** operating profit	18.6	17.9	42.2	42.4

Group adjusted profit before tax***	11.3	9.1	19.6	20.4
Group profit/(loss) before tax	6.7	(89.9)	4.7	(98.1)
Adjusted diluted/earnings per share(p)***	2.4	2.1	4.1	5.3
Basic earnings/(loss) per share(p)	1.2	(23.4)	0.4	(30.1)

Period end net debt			174.0	225.7

*	Before operating exceptional items and goodwill amortisation (see note 3 to the attached results for details).
**	Like-for-like adjusted for disposals and foreign exchange (see Other Financial Information in the attached results for details).
***	Before all exceptional items and goodwill amortisation (see Other Financial Information in the attached results for details).

The above adjusted information is presented to indicate the underlying operational performance of the Group.

Key Points

•	Group adjusted Q3 profit before tax up 24% to £11.3m (Q302 : £9.1m)

•	4% improvement in overall Q3 Food Equipment like-for-like operating profit

•	Global Food Service Equipment like-for-like operating profit down £2.4m (13%) in the quarter, primarily in the US, due to continuing difficult market conditions offset in part by cost reductions

•	Food Retail Equipment delivered operating profits of £2.0m, up £3.1m on prior year like-for-like Q3. Kysor Warren turnaround on track—breakeven in Q3

•	Net debt further reduced to £174m—23% lower than prior year

Dave McCulloch, Chief Executive Officer, said:

“ Overall operating performance in Q3 was in line with the Board’s expectations and we are pleased to see continuing improvement in adjusted profit before tax and net debt. Despite difficult markets, we continue to see the results of our ongoing aggressive cost reductions and of management actions at Kysor Warren. We remain tightly focused on improving operating performance, reducing net debt and on introducing innovative products to gain profitable share. We are not assuming any significant change in market conditions in the near term.”

For further enquiries:

Dave McCulloch	Chief Executive Officer	020 7304 6006
Dave Wrench	Chief Financial Officer	020 7304 6006
Richard Mountain	Financial Dynamics	020 7269 7291

A conference call for equity investors and analysts will be held today at 9:30am and for bondholders at 11:00am today. For details, please contact Sorrel Beynon at Financial Dynamics on 020 7269 7291 or Tina Mularski at Enodis on 020 7304 6006.

Management’s Discussion and Analysis (MD&A)

Under the terms of our 10 3/8% senior subordinated notes we are required to prepare and furnish an MD&A to the Securities and Exchange Commission (SEC) in the US on Form 6-K. The MD&A is a US style explanation of our Q303 results and contains more detail of certain matters, for example liquidity and capital resources, historical cashflows and legal proceedings including more detail on the status of the Consolidated Industries case. You will be able to obtain a copy of the Form 6-K filing on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, the results of cost reduction and restructuring measures, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s Form 20-F, filed with the SEC in December 2002 and in our more recent Form 6-K reports furnished with the SEC.

CHIEF EXECUTIVE OFFICER’S REVIEW

Overview of Q3

Adjusted profit before tax in the quarter was up 24% on prior year at £11.3m.

We have, as expected, experienced continuing difficult market conditions throughout our Food Equipment businesses. Despite this, the quarter has seen like-for-like Food Equipment operating profit* up 4% versus Q3 last year. This has been achieved as a result of the early benefits of the cost saving measures we announced with our H1 2003 results and substantially improved results in our Food Retail businesses, particularly Kysor Warren.

Our cost reduction programme has limited the effect on operating profit of generally depressed market conditions, lower sales to certain Quick Serve Restaurant chains and pricing and margin pressures particularly at our North American refrigeration business. Global Food Service Equipment like-for-like operating profits were down 13% in Q303 and 8% in the year to date.

As we envisaged, Kysor Warren broke even in Q303 as the turnaround continued. Food Retail Equipment in total made operating profits of £2.0m in the quarter, up from £0.7m in Q203 and a loss of £0.8m in Q103.

Net debt was £174.0m, 23% below prior year. Significantly reduced debt levels, principally resulting from the prior year disposal programme and our strong operating cashflow, have led to a reduction in interest costs of £2.8m in the quarter compared to prior year.

Year to date Results

YTD profit before tax, goodwill amortisation and exceptional items was £19.6m (YTD 02 : £20.4m). The change from prior year was principally caused by:

£m
• Loss of YTD operating profit from businesses sold during FY02	(4.4)
• Impact of foreign exchange rates on operating profits	(2.7)
• Lower interest charge	6.5

Like-for-like YTD Food Equipment operating profits were flat, with an improvement in Food Retail Equipment to YTD operating profits of £1.9m (YTD 02 like-for-like operating loss of £1.6m) offsetting an 8% decline in Food Service Equipment.

*	Throughout this discussion, operating profit is before operating exceptional items and goodwill amortisation (see note 3 in the attached results for details).

Exceptional Items

As discussed in our interim announcement on 8 May 2003, we implemented a cost reduction and restructuring programme to mitigate the anticipated impact of slower markets in the second half. The total exceptional charge in respect of such measures expected in the year is around £6m, of which £1.8m was recognised in H103. A further £1.2m was recognised in Q303 and we will implement previously planned programmes costing approximately £1.6m in Q403. We have recently identified other programmes costing approximately £1.3m which will be charged in Q4 and will yield benefits in 2004. Cost savings from all programmes in the second half of the current year are targeted to be approximately £9m, of which approximately £4m has been achieved in this quarter.

There have been no changes in other exceptional items recognised in the first half.

Cashflow and Financing

At the time of our interim announcement, we anticipated a small rise in net debt in Q303. However, favourable exchange rates and a slightly better than anticipated underlying cashflow performance brought about a reduction in net debt.

Net debt at 28 June 2003 was £174.0m, down from £181.0m at 29 March 2003 and £186.1m at 28 September 2002. The reduction from 28 September 2002 is the result of continued strong operating cash inflow, after capital expenditure but before exceptional items, of £31.4m offset by interest payments of £16.8m, tax of £6.0m and exceptional items of £5.7m. Changes in foreign exchange rates have reduced debt by £9.2m.

Earnings per Share

In the quarter, adjusted diluted earnings per share were 2.4p (Q302 : 2.1p). Year to date adjusted diluted earnings per share were 4.1p (Q302 YTD : 5.3p). Basic earnings per share for the year to date were 0.4p (Q302 YTD : loss per share of 30.1p).

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, which contribute approximately three quarters of our Food Service Equipment turnover, and those in Europe/ Asia.

In March we indicated we were seeing sluggish markets, capex reductions at certain Quick Serve Restaurant chains, and margin pressures in the refrigeration sector. Despite aggressive and prompt cost reduction actions, these market factors have led to Q3 like-for-like operating profits in Global Food Service Equipment being down 13% in the quarter.

In the short term, we are not assuming any significant change in market conditions and are focused on cost reduction, improved operating performance, and continued product innovation to increase our penetration of those restaurant chains which are growing or changing menus to increase same store turnover.

Results

Turnover (£m)	Q303	Q302	FX & Disposals	Like-for- like Q302
Food Service Equipment —North America	103.1	125.9	(14.5)	111.4
Food Service Equipment —Europe/Asia	38.8	36.7	1.9	38.6

Global Food Service Equipment	141.9	162.6	(12.6)	150.0

Like-for-like turnover of our North American operations, including exports, was down 7% in the quarter due to weak sales to certain Quick Serve Restaurant chains and the expected general market softness throughout North America. Like-for-like turnover in Food Service—Europe/Asia was flat.

Operating Profit (£m)	Q303	Q302	FX & Disposals	Like-for- like Q302
Food Service Equipment —North America	13.3	17.6	(1.6)	16.0
Food Service Equipment —Europe/Asia	3.3	2.7	0.3	3.0

Global Food Service Equipment	16.6	20.3	(1.3)	19.0

Like-for-like operating profits in our North American operations declined 17% in the quarter. In addition to the volume related factors mentioned above, our North American refrigeration business has continued to experience pricing pressures and down-trading by customers to lower margin products. Cost savings from the programmes instituted when we identified market softness earlier in the year were approximately £4m.

Like-for-like operating profits in Food Service Equipment—Europe/Asia were up 10% with continuing improvements in the UK.

Food Retail Equipment

Our Food Retail Equipment business operates in North America only with five plants in the US and sales/service offices in Canada and Mexico.

(£m)	Q303	Q302	FX & Disposals	Like-for- like Q302
Turnover	29.8	37.0	(6.0)	31.0
Operating profit	2.0	(1.2)	0.1	(1.1)

Like-for-like turnover was down 4% in the quarter, reflecting our decision to shed certain unprofitable business at Kysor Warren.

The performance of Kysor Warren, which had previously been losing market share for some 4 years and incurred heavy losses in 2002, has continued to improve and we achieved our target of breakeven in Q3. By focusing on quality, on-time delivery, and responsive customer service, Kysor Warren is beginning to regain lost customers and attract new ones. An intense focus on the implementation of “lean manufacturing” has dramatically improved operating margins. In addition Kysor Panel Systems performed strongly with a clear focus on cost control.

Property

Development of our Felsted property is continuing and we expect profits of £4m in Q403. There were no property profits in the quarter or year to date.

Current Trading and Outlook

Our expectations for both the food equipment market and our performance for the full year are unchanged from those expressed at the time of our half year announcement in May 2003.

We expect to achieve our cost reduction target of approximately £9m for the second half.

Food Retail Equipment is expected to continue its improvement in Q4 (compared to prior year Q4 losses of £3.6m) as Kysor Warren returns to profitability.

Total exceptional items for the year will be in the order of £7.5m.

We remain targeted on further reduction in debt by the year end.

The Food Service sector is large and consumer spending on consumption of food and beverages outside the home remains robust and is forecast to continue to grow. Although the short term outlook for our business continues to be uncertain we expect that when the market for food equipment recovers, demand will be led by replacement spending across the large installed base. We remain confident of Enodis’ ability to capitalise on the opportunities which will arise.

We continue to focus on targeting key markets and accounts, together with innovative new product development as well as cost reduction measures.

Dave McCulloch

Chief Executive Officer

5 August 2003

Unaudited group profit and loss account

39 weeks to 28 June 2003 (Three Quarters)

		39 weeks to 28 June 2003			39 weeks to 29 June 2002
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		482.6	—	482.6	595.2	—	595.2
Property		—	—	—	—	—	—

Total turnover—continuing operations	1, 2	482.6	—	482.6	595.2	—	595.2

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		42.2	(1.9)	40.3	49.5	(8.4)	41.1
Property		—	(2.5)	(2.5)	—	—	—
Corporate costs		(6.2)	(2.8)	(9.0)	(6.2)	(0.3)	(6.5)

Continuing operations		36.0	(7.2)	28.8	43.3	(8.7)	34.6

Goodwill amortisation		(10.2)	—	(10.2)	(15.2)	(48.9)	(64.1)

Operating profit/(loss)	3	25.8	(7.2)	18.6	28.1	(57.6)	(29.5)

Profit /(loss) on disposal of business	4	—	2.5	2.5	—	(37.3)	(37.3)

Profit/(loss) on ordinary activities before interest and taxation		25.8	(4.7)	21.1	28.1	(94.9)	(66.8)

Net interest payable and similar charges		(16.4)	—	(16.4)	(22.9)	(8.4)	(31.3)

Profit/(loss) on ordinary activities before taxation		9.4	(4.7)	4.7	5.2	(103.3)	(98.1)

Tax on profit/(loss) on ordinary activities	5	(3.3)	—	(3.3)	(2.5)	—	(2.5)

Profit/(loss) on ordinary activities after taxation		6.1	(4.7)	1.4	2.7	(103.3)	(100.6)

Equity minority interests		—	—	—	(0.2)	—	(0.2)

Retained profit/(loss)		6.1	(4.7)	1.4	2.5	(103.3)	(100.8)

Earnings/(loss) per share (pence)	6			pence			pence

Basic earnings/(loss) per share				0.4			(30.1)

Adjusted basic earnings/(loss) per share				4.1			5.3

Diluted earnings/(loss) per share				0.4			(30.1)

Adjusted diluted earnings/(loss) per share				4.1			5.3

Unaudited group statement of total recognised gains and (losses)
				39 weeks to 28 June 2003			39 weeks to 29 June 2002
				(Unaudited) £m			(Unaudited) £m
Gain/(loss) for the period				1.4			(100.8)
Goodwill written back on disposals, previously written off				—			65.1
Currency translation differences on foreign currency net investments				(3.9)			(2.6)

Total recognised gains and (losses) for the period				(2.5)			(38.3)

Unaudited group profit and loss account

13 weeks to 28 June 2003 (Third Quarter)

		13 weeks to 28 June 2003			13 weeks to 29 June 2002
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		171.1	—	171.7	199.6	—	199.6
Property		—	—	—	—	—	—

Total turnover	1, 2	171.7	—	171.7	199.6	—	199.6

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		18.6	(0.3)	18.3	19.1	(4.7)	14.4
Property		—	—	—	—	—	—
Corporate costs		(2.1)	(0.9)	(3.0)	(2.0)	(0.3)	(2.3)

Continuing operations		16.5	(1.2)	15.3	17.1	(5.0)	12.1

Goodwill amortisation		(3.4)	—	(3.4)	(5.1)	(48.9)	(54.0)

Operating profit/(loss)	3	13.1	(1.2)	11.9	12.0	(53.9)	(41.9)

Profit /(loss) on disposal of business		—	—	—	—	(40.0)	(40.0)

Profit/(loss) on ordinary activities before interest and taxation		13.1	(1.2)	11.9	12.0	(93.9)	(81.9)

Net interest payable and similar charges		(5.2)	—	(5.2)	(8.0)	—	(8.0)

Profit/(loss) on ordinary activities before taxation		7.9	(1.2)	6.7	4.0	(93.9)	(89.9)

Tax on profit/(loss) on ordinary activities		(1.9)	—	(1.9)	(1.1)	—	(1.1)

Profit/(loss) on ordinary activities after taxation		6.0	(1.2)	4.8	2.9	(93.9)	(91.0)

Equity minority interests		—	—	—	—	—	—

Retained profit/(loss)		6.0	(1.2)	4.8	2.9	(93.9)	(91.0)
Earnings/(loss) per share (pence)	6			pence			pence
Basic earnings/(loss) per share				1.2			(23.4)

Adjusted basic earnings/(loss) per share				2.4			2.1

Diluted earnings/(loss) per share	1.2	(23.4)

Adjusted diluted earnings/(loss) per share	2.4	2.1

Unaudited group statement of total recognised gains and (losses)
	13 weeks to 28 June 2003	13 weeks to 29 June 2002
	(Unaudited) £m	(Unaudited) £m
Gain/(loss) for the period	4.8	(91.0)
Goodwill/(negative goodwill) written back on disposals, previously written off	—	54.7
Currency translation differences on foreign currency net investments	(2.8)	(4.2)

Total recognised gains and (losses) for the period	2.0	(40.5)

Audited group profit and loss account

52 weeks to 28 September 2002 (Full year)

		52 weeks to 28 September 2002
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m
Turnover
Food Equipment		777.1	—	777.1
Property		16.1	—	16.1

Total turnover	2	793.2	—	793.2

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		67.2	(8.9)	58.3
Property		8.0	—	8.0
Corporate costs		(7.9)	(0.5)	(8.4)

		67.3	(9.4)	57.9
Goodwill amortisation/impairment		(19.0)	(48.9)	(67.9)

Operating profit/(loss)	3	48.3	(58.3)	(10.0)

Profit/(loss) on disposal of businesses	4	—	(38.1)	(38.1)

		48.3	(96.4)	(48.1)
Net interest payable and similar charges		(29.3)	(8.4)	(37.7)

Profit/(loss) on ordinary activities before taxation		19.0	(104.8)	(85.8)
Tax on profit/(loss) on ordinary activities	5	(1.2)	0.2	(1.0)

Profit/(loss) on ordinary activities after taxation		17.8	(104.6)	(86.8)
Equity minority interests		(0.2)	—	(0.2)

Retained profit/(loss)		17.6	(104.6)	(87.0)

Earnings/(loss) per share (pence)	6			pence
Basic earnings/(loss) per share				(24.8)

Adjusted basic earnings/(loss) per share				10.4

Diluted earnings/(loss) per share				(24.8)

Adjusted diluted earnings/(loss) per share				10.4

Group statement of total recognised gains and (losses)
				52 weeks to 28 September 2002
				£m
Gain/(loss) for the period				(87.0)

Goodwill written back on disposals, previously written off				65.1

Currency translation differences on foreign currency net investments				(5.7)

Total recognised gains and (losses) for the period				(27.6)

Prior period adjustment				26.9

Total recognised gains and (losses) since last annual report				(0.7)

Unaudited group balance sheet

	28 June 2003	29 June 2002	28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Fixed assets
Intangible assets: Goodwill	213.3	241.9	235.4
Tangible assets	80.3	89.8	88.0
Investments	5.9	5.9	5.9

	299.5	337.6	329.3

Current assets
Stocks	82.7	89.1	77.7
Debtors	117.4	139.5	127.4
Deferred tax asset	23.8	26.7	25.3
Cash at bank and in hand	56.3	48.7	72.7

	280.2	304.0	303.1

Creditors falling due within one year

Borrowings	(40.7)	(12.1)	(33.4)

Other creditors	(160.7)	(183.7)	(183.8)

	(201.4)	(195.8)	(217.2)

Net current assets	78.8	108.2	85.9

Total assets less current liabilities	378.3	445.8	415.2

Financed by:
Creditors falling due after more than one year
Borrowings	180.9	250.1	214.1
Provisions for liabilities and charges	43.1	49.6	44.3

	224.0	299.7	258.4

Capital and reserves
Called up equity share capital	200.2	200.2	200.2
Share premium account	234.2	234.2	234.2
Profit and loss account	(280.1)	(288.3)	(277.6)

Equity shareholders’ funds	154.3	146.1	156.8

	378.3	445.8	415.2

Unaudited group cash flow statement

			39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	Notes		(Unaudited)	(Unaudited)
			£m	£m	£m
Net cash flow from operations before exceptional items			35.8	48.6	100.0
Net cash flow effect of exceptional items			(4.4)	(23.3)	(27.4)

Net cash inflow/(outflow) from operating activities	(a	)	31.4	25.3	72.6

Return on investments and servicing of finance
Interest paid			(16.8)	(20.1)	(23.3)
Financing fees paid			—	(16.6)	(18.9)

			(16.8)	(36.7)	(42.2)

Taxation
Overseas and UK tax paid			(6.0)	(1.7)	(3.3)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(4.9)	(8.2)	(9.9)
Receipts from sale of tangible fixed assets			0.5	0.8	0.9

			(4.4)	(7.4)	(9.0)

Acquisitions and disposals
Disposal of subsidiary undertakings			(1.3)	90.2	88.6

			(1.3)	90.2	88.6

Cash inflow/(outflow) before financing			2.9	69.7	106.7

Financing
Issue of shares			—	70.3	70.3
Net drawings/(repayment) of borrowings			(20.2)	(231.1)	(242.5)
Issue of 10 3/8% senior subordinated notes			—	100.0	100.0
Capital element of finance lease payments			(0.3)	—	(0.5)

			(20.5)	(60.8)	(72.7)

Increase/(decrease) in cash in the period			(17.6)	8.9	34.0

Unaudited notes to the group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	39 weeks to 28 June 2003			39 weeks to 29 June 2002
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m
Operating profit/(loss)	25.8	(7.2)	18.6	28.1	(57.6)	(29.5)
Depreciation	9.2	—	9.2	12.6	—	12.6
Amortisation /impairment of goodwill	10.2	—	10.2	15.2	48.9	64.1
(Gain)/Loss on sale of fixed assets	—	—	—	0.1	—	0.1
Provisions (net)	(2.2)	2.3	0.1	(0.4)	(1.0)	(1.4)
(Increase)/decrease in stock	(5.0)	—	(5.0)	(3.6)	5.5	1.9
(Increase)/decrease in debtors	9.3	—	9.3	16.9	—	16.9
Increase/(decrease) in creditors	(11.5)	0.5	(11.0)	(20.3)	(19.1)	(39.4)

Net cash inflow/(outflow) from operating activities	35.8	(4.4)	31.4	48.6	(23.3)	25.3

	52 weeks to 28 September 2002
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m
Operating profit/(loss)	48.3	(58.3)	(10.0)
Depreciation	15.7	—	15.7
Amortisation/impairment of goodwill	19.0	48.9	67.9
Provisions (net)	(2.2)	(5.6)	(7.8)
(Increase)/decrease in stock	5.5	5.9	11.4
(Increase)/decrease in debtors	19.7	—	19.7
Increase/(decrease) in creditors	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities	100.0	(27.4)	72.6

(b) Reconciliation of net cash flow to movement in net debt

	28 June 2003	29 June 2002	28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Net debt at the start of period	(186.1)	(365.9)	(365.9)
Increase/(decrease) in net cash in the period	(17.6)	8.9	34.0
Borrowings repaid	—	400.4	400.4
Issue of 10 3/8% senior subordinated notes	—	(100.0)	(100.0)

Net (increase)/decrease in other loans	20.2	(169.3)	(157.9)
Net (increase)/decrease in finance leases	0.3	—	(1.0)
Translation differences	9.2	0.2	4.3

Net debt at the end of the period	(174.0)	(225.7)	(186.1)

Unaudited notes to the group cash flow statement (continued)

(c) Reconciliation of net debt to balance sheet

	28 June 2003	29 June 2002	28 September 2002

	(Unaudited)	(Unaudited)
	£m	£m	£m
Cash at bank and in hand	56.3	48.7	72.7
Short term borrowing	(40.7)	(12.1)	(33.4)
Long term borrowing	(180.9)	(250.1)	(214.1)

	(165.3)	(213.5)	(174.8)
Exclude deferred financing costs	(8.7)	(12.2)	(11.3)

	(174.0)	(225.7)	(186.1)

Notes to the unaudited financial statements

1. Basis of Preparation

The accompanying condensed financial statements (“quarterly financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 39 weeks ended 28 June 2003 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The quarterly financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the year ended 28 September 2002.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of U.S. GAAP on the retained profit/(loss) is summarised in Note 9 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s latest annual report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 28 September 2002 are based upon the 2002 Annual Report but do not comprise statutory accounts for that period. The audited financial statements for the 52 weeks to 28 September 2002 have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 39 week period to 28 June 2003 and 29 June 2002 have been extracted from underlying accounting records and have not been audited.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of 29 September 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover is:

Period	As previously reported	Reclassified
	£m	£m
13 weeks ended 29 June 2002	197.3	199.6
39 weeks ended 29 June 2002	587.3	595.2
52 weeks ended 28 September 2002	783.2	793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

2. Turnover

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	13 weeks to 28 June 2003	13 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m
Food Service Equipment—North America	299.4	356.3	103.1	125.9	474.1
Food Service Equipment—Europe/Asia	104.7	109.9	38.8	36.7	145.0

Global Food Service Equipment	404.1	466.2	141.9	162.6	619.1
Food Retail Equipment	78.5	129.0	29.8	37.0	158.0

Food Equipment	482.6	595.2	171.7	199.6	777.1
Property	—	—	—	—	16.1

	482.6	595.2	171.7	199.6	793.2

Notes to the unaudited financial statements (continued)

3. Operating profit/(loss)

	39 weeks to 28 June 2003			39 weeks to 29 June 2002
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m
Food Service Equipment—North America	33.4	(1.7)	31.7	42.2	—	42.2
Food Service Equipment—Europe/Asia	6.9	(0.2)	6.7	7.0	(2.5)	4.5

Global Food Service Equipment	40.3	(1.9)	38.4	49.2	(2.5)	46.7
Food Retail Equipment	1.9	—	1.9	0.3	(5.9)	(5.6)

	42.2	(1.9)	40.3	49.5	(8.4)	41.1
Food Equipment goodwill amortisation	(10.2)	—	(10.2)	(15.2)	(48.9)	(64.1)

Food Equipment	32.0	(1.9)	30.1	34.3	(57.3)	(23.0)
Property	—	(2.5)	(2.5)	—	—	—
Corporate costs	(6.2)	(2.8)	(9.0)	(6.2)	(0.3)	(6.5)

	25.8	(7.2)	18.6	28.1	(57.6)	(29.5)

	13 weeks to 28 June 2003			13 weeks to 29 June 2002
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m
Food Service Equipment—North America	13.3	(0.3)	13.0	17.6	—	17.6
Food Service Equipment—Europe/Asia	3.3	—	3.3	2.7	(0.8)	1.9

Global Food Service Equipment	16.6	(0.3)	16.3	20.3	(0.8)	19.5
Food Retail Equipment	2.0	—	2.0	(1.2)	(3.9)	(5.1)

	18.6	(0.3)	18.3	19.1	(4.7)	14.4
Food Equipment goodwill amortisation	(3.4)	—	(3.4)	(5.1)	(48.9)	(54.0)

Food Equipment	15.2	(0.3)	14.9	14.0	(53.6)	(39.6)
Property	—	—	—	—	—	—
Corporate costs	(2.1)	(0.9)	(3.0)	(2.0)	(0.3)	(2.3)

	13.1	(1.2)	11.9	12.0	(53.9)	(41.9)

	52 weeks to 28 September 2002
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
Food Service Equipment—North America	60.8	0.2	61.0
Food Service Equipment—Europe/Asia	9.7	(2.5)	7.2

Global Food Service Equipment	70.5	(2.3)	68.2
Food Retail Equipment	(3.3)	(6.6)	(9.9)

	67.2	(8.9)	58.3
Food Equipment goodwill amortisation/impairment	(19.0)	(48.9)	(67.9)

Food Equipment	48.2	(57.8)	(9.6)
Property	8.0	—	8.0
Corporate costs	(7.9)	(0.5)	(8.4)

	48.3	(58.3)	(10.0)

Notes to the unaudited financial statements (continued)

4. Exceptional items

(a) Operating exceptional items

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Restructuring costs, cost reduction measures and inventory write downs	3.0	8.7	9.4
Vacant leasehold provisions	2.5	—	—
Legal fee accruals	1.7	—	—

	7.2	8.7	9.4
Goodwill impairment	—	48.9	48.9

Operating exceptional items	7.2	57.6	58.3

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. The total cost of these actions is expected to be approximately £4.6m and £3.0m has been recognised in the accounts year to date.

In addition, as a result of a slowdown in the property market, £2.5m has been recognised in respect of vacant leasehold properties.

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on some of the claims totalling $8.6m. The Group believes that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated litigation remains unchanged.

Restructuring costs in the 39 weeks to 29 June 2002 and the 52 weeks to 28 September 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment Group. This includes the write down of inventory at Kysor Warren reflecting the decline in the business and employee termination costs that resulted from a headcount reduction of 30. There was also further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment Group.

Following downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. In 2001, an impairment of £100m was booked. In 2002, due to the poor performance of Kysor Warren, the carrying value of goodwill was written down by a further £48.9m.

(b) Disposal of businesses

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Profit/(loss) on disposals	2.5	(37.3)	(38.1)

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, associated accruals of £2.5m have been credited to the profit and loss account in the 39 weeks ended 28 June 2003.

Notes to the unaudited financial statements (continued)

4. Exceptional Items (continued)

During the 52 weeks to 28 September 2002, the Group disposed of Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realised a loss on these disposals of £41.4m after writing off goodwill of £65.1m previously charged against reserves.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale of the Building and Consumer Products business in June 2001. As part of the disposal proceeds the Group had received a £20.0m vendor loan note and share warrants. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(c) Net interest payable and similar charges

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Deferred financing fees written off	—	4.2	4.2
Refinancing fees	—	4.2	4.2

	—	8.4	8.4

Deferred finance fees written off of £4.2m in the 39 weeks to 29 June 2002 and the 52 weeks to 28 September 2002 related to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

5. Taxation

(a) Analysis of charge in period

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
The tax charge for the current period comprised:
UK taxation at 30% (2002:30%)	—	—	—
Foreign taxation—current year	3.3	3.1	5.8
—prior year	—	—	(3.8)

	3.3	3.1	2.0
Tax relief on exceptional items—deferred taxation	—	—	(0.2)

	3.3	3.1	1.8
Deferred taxation	—	(0.6)	(0.8)

	3.3	2.5	1.0

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

Notes to the unaudited financial statements (continued)

6. Earnings/(loss) per share

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	13 weeks to 28 June 2003	13 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m
Basic and diluted loss attributable to shareholders	1.4	(100.8)	4.8	(91.0)	(87.0)

	m	m	m	m	m

Basic and diluted weighted average number of shares	399.2	334.9	399.2	389.2	351.0

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	13 weeks to 28 June 2003	13 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	pence	pence	pence	pence	pence
Basic Profit/(loss) per share	0.4	(30.1)	1.2	(23.4)	(24.8)
Effect per share of exceptional items	1.2	16.2	0.3	11.6	15.9
Effect per share of goodwill amortisation and impairment	2.5	19.2	0.9	13.9	19.3

Adjusted basic earnings per share	4.1	5.3	2.4	2.1	10.4

Diluted Profit/(loss) per share	0.4	(30.1)	1.2	(23.4)	(24.8)
Effect per share of exceptional items	1.2	16.2	0.3	11.6	15.9
Effect per share of goodwill amortisation and impairment	2.5	19.2	0.9	13.9	19.3

Adjusted diluted earnings per share	4.1	5.3	2.4	2.1	10.4

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

7. Contingencies

In February 2003, a Group company received a letter from a third party alleging a breach of contract claim in the amount of £6.9m which was revised to £4.0m on 31 July 2003. The company is still in the early stages of investigating whether the claim has any validity.

8. Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling, principally US dollars, have been translated at the following rates:

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	13 weeks to 28 June 2003	13 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Average exchange Rate £1= US$	1.60	1.45	1.62	1.47	1.47
Closing exchange Rate £1 =US$	1.65	1.52	1.65	1.52	1.55

Notes to the unaudited financial statements (continued)

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The quarterly financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between UK GAAP and US GAAP.

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m
Retained profit/(loss) in accordance with UK GAAP	1.4	(100.8)	(87.0)

Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
—Goodwill amortisation	10.2	(11.1)	(13.5)

—Pension costs	(1.5)	0.9	(2.5)

—Sale/leaseback transactions	—	—	0.1

—Share option plans	—	—	1.1

—Restructuring charges	—	(0.4)	(0.4)

—Derivative instruments	0.1	(3.7)	(4.0)

—Other	—	(0.5)	(0.7)

—Loss contingency	—	—	2.4

Items increasing/(decreasing) UK GAAP other non-operating profit/(loss):
—Deferred taxation	(2.6)	(6.3)	(16.5)

—Capitalised interest	0.3	—	—

—Gain on sale of businesses	—	18.0	18.0

Net profit/(loss) in accordance with US GAAP	7.9	(103.9)	(103.0)

Net profit/(loss) in accordance with US GAAP is represented by:

Net profit/(loss) from continuing operations	5.4	(103.9)	(103.0)
Gain on sale of discontinued operations	2.5	—	—

Net profit/(loss) in accordance with US GAAP	7.9	(103.9)	(103.0)

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences

A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the annual report as of 28 September 2002. There are no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing the unaudited consolidated interim financial statements other than those discussed below.

Notes to the unaudited financial statements (continued)

9. Supplementary information for US investors (continued)

Adoption of new accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets”. SFAS 142 is effective for fiscal years beginning after 15 December 2001 for all goodwill and other intangible assets recognised in an entity’s statement of financial position at that date, regardless of when those assets were initially recognised. SFAS 142 requires, among other things, the discontinuance of goodwill amortisation and an annual test for impairment. In addition, the standard includes provisions for the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.

With respect to goodwill amortisation, the Group adopted SFAS No. 142, effective 29 September 2002.

A reconciliation of previously reported net profit/(loss) and earning/(loss) per share to the amounts adjusted for the exclusion of the amortisation of goodwill under US GAAP is as follows:

	39 weeks to 28 June 2003		39 weeks to 28 June 2002		52 weeks to 28 September 2002
	(Unaudited)		(Unaudited)
	£m		£m		£m
Reported net profit/(loss) in accordance with US GAAP	7.9		(103.9)		(103.0)
Add: Goodwill amortisation	—		26.3		32.5

Adjusted net profit/(loss) in accordance with US GAAP	7.9		(77.6)		(70.5)

Basic and diluted profit/(loss) per share in accordance with US GAAP	2.0	p	(31.0	)p	(29.3	)p

Add: Goodwill amortisation	—		7.8	p	9.2	p

Adjusted basic and diluted profit/(loss) per share in accordance with US GAAP	2.0	p	(23.2	)p	(20.1	)p

At 28 June 2003 the Group had goodwill of £391.0m under US GAAP. The Group is undertaking the second step of its goodwill impairment test in its Food Equipment Segments, which will be completed by 27 September 2003. If impairment arises, the Group will record such impairment as a cumulative effect of accounting change effective 29 September 2002. The cumulative effect of accounting change recorded could be material to the consolidated results of operations and financial position under US GAAP.

Other unaudited financial information

(i) Reconciliation of like-for-like information in the 39 weeks to 28 June 2003 (Three Quarters)

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	Effect of Disposals	Effect of Foreign Exchange	Like-for-like Q3 YTD 2002	Like-for-like
	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	299.4	356.3	(25.0)	(29.8)	301.5	(1)%
Food Service Equipment—Europe/Asia	104.7	109.9	(8.0)	4.7	106.6	(2)%

Global Food Service Equipment	404.1	466.2	(33.0)	(25.1)	408.1	(1)%

Food Retail Equipment	78.5	129.0	(27.0)	(10.0)	92.0	(15)%

Food Equipment	482.6	595.2	(60.0)	(35.1)	500.1	(3)%

b) Operating profit before exceptional items, goodwill amortisation and corporate costs
Food Service Equipment—North America	33.4	42.2	(1.7)	(3.6)	36.9	(9)%
Food Service Equipment—Europe/Asia	6.9	7.0	(0.5)	0.6	7.1	(3)%

Global Food Service Equipment	40.3	49.2	(2.2)	(3.0)	44.0	(8)%

Food Retail Equipment	1.9	0.3	(2.2)	0.3	(1.6)	n/m

Food Equipment	42.2	49.5	(4.4)	(2.7)	42.4	(0)%

(ii) Reconciliation of like-for-like information for the 13 weeks to 28 June 2003 (Third quarter)

	13 weeks to 28 June 2003	13 weeks to 29 June 2002	Effect of Disposals	Effect of Foreign Exchange	Like-for-like Q3 2002	Like-for-like
	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	103.1	125.9	(3.9)	(10.6)	111.4	(7)%
Food Service Equipment—Europe/Asia	38.8	36.7	(0.6)	2.5	38.6	1%

Global Food Service Equipment	141.9	162.6	(4.5)	(8.1)	150.0	(5)%

Food Retail Equipment	29.8	37.0	(2.7)	(3.3)	31.0	(4)%

Food Equipment	171.7	199.6	(7.2)	(11.4)	181.0	(5)%

b) Operating profit before exceptional items, goodwill amortisation and corporate costs
Food Service Equipment—North America	13.3	17.6	(0.1)	(1.5)	16.0	(17)%
Food Service Equipment—Europe/Asia	3.3	2.7	—	0.3	3.0	10%

Global Food Service Equipment	16.6	20.3	(0.1)	(1.2)	19.0	(13)%

Food Retail Equipment	2.0	(1.2)	(0.1)	0.2	(1.1)	n/m

Food Equipment	18.6	19.1	(0.2)	(1.0)	17.9	4%

Other unaudited financial information (continued)

(iii) Reconciliation of non-UK GAAP measures

Adjusted Group profit/(loss) before tax

	39 weeks to 28 June 2003	39 weeks to 29 June 2002	13 weeks to 28 June 2003	13 weeks to 28 June 2002
	£m	£m	£m	£m
Profit/(loss) before tax	4.7	(98.1)	6.7	(89.9)
Add back:
Goodwill amortisation	10.2	15.2	3.4	5.1
Exceptional items	4.7	103.3	1.2	93.9

Adjusted Group profit/(loss) before tax	19.6	20.4	11.3	9.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our quarterly financial statements included with this document, as well as our audited Fiscal 2002 financial statements and the discussions in Items 3, 5 and 11 of our Annual Report on Form 20-F for Fiscal 2002.

Throughout this document, the 39 weeks ended June 28, 2003 and June 29, 2002 are called respectively “9 Months 2003” and “9 Months 2002”. The 13 weeks ended June 28, 2003 and June 29, 2002 are called respectively “3rd Quarter 2003” and “3rd Quarter 2002”. The 52 weeks ended September 28, 2002 is called “Fiscal 2002”, and the 52 weeks ending September 27, 2003 is called “Fiscal 2003”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of September 29, 2002, we have adopted a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover in previous periods is:

Period	As previously reported (millions)	Reclassified (millions)
3rd Quarter 2002	£197.3	£199.6
9 Months 2002	£587.3	£595.2
Fiscal 2002	£783.2	£793.2

This reclassification did not have any impact on gross profit or operating profit for any period.

In our discussions of turnover and operating profit/(loss) before goodwill amortization and exceptional items, we use “comparable” turnover and operating profit/(loss) to refer to non-GAAP measures that reflect adjustments to U.K. GAAP results because of disposals of businesses in Fiscal 2002 and to eliminate the effect of foreign exchange rate movements arising on translation of results. Reconciliations are also provided for all comparable turnover and operating profit/(loss) amounts to the most directly comparable U.K. GAAP measure. We believe that these “comparable” financial measures give a helpful view of our ongoing results and facilitate comparisons from period to period in light of the disposals of non-core businesses made during Fiscal 2002 as well as compensating for the effect of foreign exchange rate movements. The “comparable” results should not be regarded as a replacement for corresponding GAAP measures.

In the tables below that discuss comparable results, the effect of disposals is calculated by excluding the results for 9 Months 2002 of businesses sold during Fiscal 2002, and the effect of foreign exchange rate movements is calculated by translating prior period results at rates used to translate current period results.

Results of Continuing Operations

We are organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

The following table sets forth the components of our consolidated profit and loss accounts from our continuing operations for 9 Months 2003, 9 Months 2002, 3rd Quarter 2003 and 3rd Quarter 2002.

	9 Months 2003	9 Months 2002	% Change*	3rd Quarter 2003	3rd Quarter 2002	% Change*
	(in millions, except percentages)
Turnover from continuing operations:
Global Food Service Equipment	£404.1	£466.2	(13)%	£141.9	£162.6	(13)%
Food Retail Equipment	78.5	129.0	(39)%	29.8	37.0	(19)%
Property	0.0	0.0	0%	0.0	0.0	0%

Total turnover from continuing operations	482.6	595.2	(19)%	171.7	199.6	(14)%

Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items:
Global Food Service Equipment	40.3	49.2	(18)%	16.6	20.3	(18)%
Food Retail Equipment	1.9	0.3	n/m	2.0	(1.2)	n/m
Property	0.0	0.0	0%	0.0	0.0	0%
Corporate costs	(6.2)	(6.2)	0%	(2.1)	(2.0)	(5)%

Total operating profit from continuing operations before goodwill amortization and exceptional items	36.0	43.3	(17)%	16.5	17.1	(4)%
Operating exceptional items	(7.2)	(57.6)	88%	(1.2)	(53.9)	98%
Goodwill amortization	(10.2)	(15.2)	33%	(3.4)	(5.1)	33%

Operating profit/(loss) from continuing operations	18.6	(29.5)	n/m	11.9	(41.9)	n/m
Profit/(loss) on disposal of businesses	2.5	(37.3)	n/m	0.0	(40.0)	100%
Net interest payable and similar charges	(16.4)	(31.3)	48%	(5.2)	(8.0)	35%

Profit/(loss) on ordinary activities before taxation	4.7	(98.1)	n/m	6.7	(89.9)	n/m
Tax on loss on ordinary activities	(3.3)	(2.5)	(32)%	(1.9)	(1.1)	(73)%
Equity minority interest	0.0	(0.2)	100%	0.0	0.0	0%

Profit/(loss) for the period	1.4	(100.8)	n/m	4.8	(91.0)	n/m

* Favorable/(adverse)

n/m —Not meaningful

9 Months 2003 compared to 9 Months 2002

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £112.6 million, or 19%, to £482.6 million in 9 Months 2003 from £595.2 million in 9 Months 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations for our key segments.

	9 Months 2003	9 Months 2002	Effect of Disposals	Foreign Exchange	Comparable 9 Months 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£404.1	£466.2	£(33.0)	£(25.1)	£408.1	(1)%
Food Retail Equipment	78.5	129.0	(27.0)	(10.0)	£92.0	(15)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our Global Food Service Equipment segment.

	9 Months 2003	9 Months 2002	Change
	(in millions, except percentages)
North America	£299.4	£356.3	(16)%
Europe & Asia	104.7	109.9	(5)%

Total Global Food Service Equipment	404.1	466.2	(13)%

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations from the segment, broken down geographically.

	9 Months 2003	9 Months 2002	Effect of Disposals	Foreign Exchange	Comparable 9 Months 2002	Comparable Change
	(in millions, except percentages)
North America	£299.4	£356.3	£(25.0)	£(29.8)	£301.5	(1)%
Europe & Asia	104.7	109.9	(8.0)	4.7	106.6	(2)%

Total Global Food Service Equipment	404.1	466.2	(33.0)	(25.1)	408.1	(1)%

Turnover in the Global Food Service Equipment segment decreased by £62.1 million, or 13% to £404.1 million in 9 Months 2003 from £466.2 million in 9 Months 2002 due to the effect of disposals of businesses and foreign exchange rate movements as shown in the tables above, along with a 1% decline in comparable turnover.

Turnover in our North American operations decreased by £56.9 million from £356.3 million in 9 Months 2002 to £299.4 million in 9 Months 2003. This decrease was attributable to £25.0 million from disposals of businesses in Fiscal 2002 along with £29.8 million from foreign exchange rate movements. In addition to these factors, capital expenditure reductions by certain Quick Serve Restaurant Chains more than offset increased volume to other customers resulting in a 1% decline in comparable turnover from 9 Months 2002 to 9 Months 2003.

Turnover from Europe and Asia decreased by £5.2 million, or 5%, to £104.7 million in 9 Months 2003 from £109.9 million in 9 Months 2002, with £8.0 million of the decrease attributable to disposals of businesses in Fiscal 2002, offset in part by gains from foreign exchange rate movements of £4.7 million. There was a decrease in comparable turnover from Europe and Asia of 2%, principally due to the impact of lower volumes, mainly in the U.K.

Food Retail Equipment. Turnover decreased by £50.5 million, or 39%, to £78.5 million in 9 Months 2003 from £129.0 million in 9 Months 2002. £27.0 million of the decrease was attributable to the disposal of businesses in Fiscal 2002. Turnover in 9 Months 2003 was also adversely affected by £10.0 million of foreign exchange rate movements, with the 15% decrease in comparable turnover being attributable to reduced turnover in Mexico, market share losses at Kysor/Warren and a return to more seasonal trends at Kysor Panel Systems.

Property. No property was sold or turnover recognized in 9 Months 2003 or 9 Months 2002. We expect that revenues will arise during the fourth quarter of Fiscal 2003 in connection with ongoing development at, and sale of part of, our remaining land in Felsted, England—see “Current Financial and Trend Information” below.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £7.3 million, or 17%, to £36.0 million in 9 Months 2003 from £43.3 million in 9 Months 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for our key segments:

	9 Months 2003	9 Months 2002	Effect of Disposals	Foreign Exchange	Comparable 9 Months 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£40.3	£49.2	£(2.2)	£(3.0)	£44.0	(8)%
Food Retail Equipment	1.9	0.3	(2.2)	0.3	(1.6)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment, broken down geographically.

	9 Months 2003	9 Months 2002	Change
	(in millions, except percentages)
North America	£33.4	£42.2	(21)%
Europe & Asia	6.9	7.0	(1)%

Total Global Food Service Equipment	40.3	49.2	(18)%

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for the segment.

	9 Months 2003	9 Months 2002	Effect of Disposals	Foreign Exchange	Comparable 9 Months 2002	Comparable Change
	(in millions, except percentages)
North America	£33.4	£42.2	£(1.7)	£(3.6)	£36.9	(9)%
Europe & Asia	6.9	7.0	(0.5)	0.6	7.1	(3)%

Total Global Food Service Equipment	40.3	49.2	(2.2)	(3.0)	44.0	(8)%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £8.9 million, or 18%, to £40.3 million in 9 Months 2003 from £49.2 million in 9 Months 2002, primarily due to the effect of disposals of businesses and foreign exchange rate movements as shown in the table above, as well as decreases in comparable results which are discussed below.

The results from North America decreased by £8.8 million, or 21%, to £33.4 million in 9 Months 2003 from £42.2 million in 9 Months 2002 largely due to the disposals of businesses and foreign exchange rate movements. On a comparable basis, the effect of lower turnover to certain Quick Serve Restaurant Chains, pricing and margin pressure at our refrigeration business, partly offset by the effects of cost reduction programs initiated in early 3rd Quarter 2003, led to the erosion of operating profit by 9% in 9 Months 2003.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by £0.1 million, or 1%, to £6.9 million in 9 Months 2003 from £7.0 million in 9 Months 2002, £0.5 million of which was due to the effect of disposals of businesses, offset by favorable exchange rate movements. On a comparable basis, the decrease was 3%, principally due to changes in both volume and price from 9 Months 2002 to 9 Months 2003.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £1.6 million to £1.9 million in 9 Months 2003 from £0.3 million in 9 Months 2002. Including the impact of businesses sold during Fiscal 2002 of £2.2 million and favorable foreign exchange rate movements of £0.3 million, the overall increase was £3.5 million from 9 Months 2002 to 9 Months 2003. This increase in comparable operating profit was attributable to savings at Kysor/Warren partly offset by reductions in market share, and improved margins and cost controls at Kysor Panel Systems.

Property. We expect to record operating profits during the fourth quarter of Fiscal 2003 upon the sale of part of our remaining land in Felsted, England during the fourth quarter of Fiscal 2003.

Corporate Costs. Corporate costs have remained stable at £6.2 million for both 9 Months 2003 and 9 Months 2002.

Goodwill Amortization. Amortization of goodwill decreased by £5.0 million to £10.2 million in 9 Months 2003 from £15.2 million in 9 Months 2002. This decrease was due to the effects of a goodwill impairment of £48.9 million recorded during 3rd Quarter 2002 coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. The operating exceptional items during 9 Months 2003 comprised £1.7 million in additional legal fees accrued during 9 Months 2003 for the Consolidated Industries litigation case. The remaining £5.5 million of operating exceptionals incurred during 9 Months 2003 included £3.0 million for cost reduction and restructuring measures, including the costs associated with relocating the CEO office to the U.S., and £2.5 million recorded for liabilities for vacant leasehold properties. £8.7 million of the £57.6 million of charges recorded during 9 Months 2002 resulted from costs associated with the closure of excess operating capacity in our Food Retail Equipment segment and further rationalizing of administration functions and simplifying management structures in the European businesses within our Global Food Service Equipment segment. The remaining £48.9 million of the 2002 exceptional charges related to an impairment of goodwill for Kysor/Warren following the impact of the downturn in the U.S. economy.

Net Interest Payable and Similar Charges. Net interest payable and similar charges were £16.4 million during 9 Months 2003, compared with £31.3 million in 9 Months 2002. Charges for 9 Months 2002 include the write-off of deferred financing fees of £4.2 million as well as exceptional costs of £4.2 million relating to our refinancing. The remaining decrease from 9 Months 2002 is primarily related to lower average debt balances, partially offset by the higher interest rate on our senior notes due 2012, which were issued in Fiscal 2002.

Tax on Loss on Ordinary Activities. Tax on profit/(loss) on ordinary activities increased by £0.8 million from £2.5 million during 9 Months 2002 to £3.3 million during 9 Months 2003. Our effective tax rate based upon operating profits from continuing operations before goodwill amortization and exceptional items less interest payable, increased from 12% to 17%. This is primarily due to the impact on operating profit of businesses sold during Fiscal 2002, reduced interest payable during 9 Months 2003 and a deferred tax credit recognizing U.S. tax losses during 9 Months 2002 of £0.6 million.

Profit on Disposal of Businesses. Profit on disposal of businesses during 9 Months 2003 totalled £2.5 million. This is due to the payment of £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of one of our non-core businesses. As a result, net associated accruals of £2.5 million have been reversed and credited to the profit and loss account during 9 Months 2003. The loss on disposal of businesses during 9 Months 2002 amounted to £37.3 million and arose due to the net loss on disposal of the Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC businesses.

3rd Quarter 2003 compared to 3rd Quarter 2002

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £27.9 million, or 14%, to £171.7 million in 3rd Quarter 2003 from £199.6 million in 3rd Quarter 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations for our key segments.

	3rd Quarter 2003	3rd Quarter 2002	Effect of Disposals	Foreign Exchange	Comparable 3rd Quarter 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£141.9	£162.6	£(4.5)	£(8.1)	£150.0	(5)%
Food Retail Equipment	29.8	37.0	(2.7)	(3.3)	£31.0	(4)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our Global Food Service Equipment segment.

	3rd Quarter 2003	3rd Quarter 2002	Change
	(in millions, except percentages)
North America	£103.1	£125.9	(18)%
Europe & Asia	38.8	36.7	6%

Total Global Food Service Equipment	141.9	162.6	(13)%

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations from the segment, broken down geographically.

	3rd Quarter 2003	3rd Quarter 2002	Effect of Disposals	Foreign Exchange	Comparable 3rd Quarter 2002	Comparable Change
	(in millions, except percentages)
North America	£103.1	£125.9	£(3.9)	£(10.6)	£111.4	(7)%
Europe & Asia	38.8	36.7	(0.6)	2.5	38.6	1%

Total Global Food Service Equipment	141.9	162.6	(4.5)	(8.1)	150.0	(5)%

Turnover in the Global Food Service Equipment segment decreased by £20.7 million, or 13% to £141.9 million in 3rd Quarter 2003 from £162.6 million in 3rd Quarter 2002 due to the effect of disposals of businesses and foreign exchange rate movements as shown in the table above, along with a 5% decline in comparable turnover.

Turnover in our North American operations decreased by £22.8 million from £125.9 million in 3rd Quarter 2002 to £103.1 million in 3rd Quarter 2003. This decrease was attributable to £3.9 million from disposals of businesses in Fiscal 2002 along with £10.6 million from foreign exchange rate movements. In addition to these factors, lower sales to certain Quick Serve Restaurant Chains, along with general market softness, resulted in a 7% decline in comparable turnover from 3rd Quarter 2002 to 3rd Quarter 2003.

Turnover from Europe and Asia increased by £2.1 million, or 6%, to £38.8 million in 3rd Quarter 2003 from £36.7 million in 3rd Quarter 2002. £2.5 million of the increase was attributable to favorable foreign exchange rate movements. Offsetting this gain was £0.6 million attributable to disposals of businesses in Fiscal 2002. On a comparable basis, turnover from Europe and Asia increased by £0.2 million, or 1% during 3rd Quarter 2003.

Food Retail Equipment. Turnover decreased by £7.2 million, or 19%, to £29.8 million in 3rd Quarter 2003 from £37.0 million in 3rd Quarter 2002. £2.7 million of the decrease is attributable to the disposal of businesses. Turnover in 3rd Quarter 2003 was also adversely affected by £3.3 million of foreign exchange rate movements, with the 4% decrease in comparable turnover from £31.0 million from 3rd Quarter 2002 being attributable to reductions in market share offset slightly by improved pricing.

Property. No property was sold or turnover recognized in 3rd Quarter 2003 or 3rd Quarter 2002.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £0.6 million, or 4%, to £16.5 million in 3rd Quarter 2003 from £17.1 million in 3rd Quarter 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for our key segments:

	3rd Quarter 2003	3rd Quarter 2002	Effect of Disposals	Foreign Exchange	Comparable 3rd Quarter 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£16.6	£20.3	£(0.1)	£(1.2)	£19.0	(13)%
Food Retail Equipment	2.0	(1.2)	(0.1)	0.2	(1.1)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	3rd Quarter 2003	3rd Quarter 2002	Change
	(in millions, except percentages)
North America	£13.3	£17.6	(24)%
Europe & Asia	3.3	2.7	22%

Total Global Food Service Equipment	16.6	20.3	(18)%

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for the segment, broken down geographically.

	3rd Quarter 2003	3rd Quarter 2002	Effect of Disposals	Foreign Exchange	Comparable 3rd Quarter 2002	Comparable Change
	(in millions, except percentages)
North America	£13.3	£17.6	£(0.1)	£(1.5)	£16.0	(17)%
Europe & Asia	3.3	2.7	0.0	0.3	3.0	10%

Total Global Food Service Equipment	16.6	20.3	(0.1)	(1.2)	19.0	(13)%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £3.7 million, or 18%, to £16.6 million in 3rd Quarter 2003 from £20.3 million in 3rd Quarter 2002 due to the effect of disposals of businesses and foreign exchange rate movements as shown in the table above, as well as decreases in comparable results, which are discussed below.

The results from North America decreased by £4.3 million, or 24%, to £13.3 million in 3rd Quarter 2003 from £17.6 million in 3rd Quarter 2002 largely due to the disposal of businesses and foreign exchange rate movements. On a comparable basis, the continued effects of lower turnover to certain Quick Serve Restaurant Chains and pricing and margin issues at our refrigeration business, partially offset by cost reduction measures, led to the erosion of operating profit by 17% in 3rd Quarter 2003.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia increased by £0.6 million, or 22%, to £3.3 million in 3rd Quarter 2003 from £2.7 million in 3rd Quarter 2002. This increase was attributable to £0.3 million of favorable foreign exchange rate movements, along with cost saving efficiencies in most businesses.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £3.2 million to £2.0 million in 3rd Quarter 2003 from a loss of £1.2 million in 3rd Quarter 2002. After accounting for the impact of businesses sold during Fiscal 2002 of a decrease of £0.1 million and favorable foreign exchange rate movements of £0.2 million, the increase on a comparable basis from 9 months 2002 to 9 months 2003 was £3.1 million. This increase in comparable operating profit was attributable to both improved margins and market share at Kysor/Warren, as well as improved margins at Kysor Panel Systems.

Property. We expect to record operating profits during the fourth quarter of Fiscal 2003 upon the sale of part of our remaining land in Felsted, England during the fourth quarter of Fiscal 2003.

Corporate Costs. Corporate costs have increased by £0.1 million in 3rd Quarter 2003 compared to 3rd Quarter 2002, bringing year to date costs in line for both Fiscal 2002 and 2003.

Goodwill Amortization. Amortization of goodwill decreased by £1.7 million to £3.4 million in 3rd Quarter 2003 from £5.1 million in 3rd Quarter 2002. This decrease is due to the effects of a goodwill impairment of £48.9 million recorded during 3rd Quarter 2002 coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. The operating exceptional items during 3rd Quarter 2003 comprised £1.2 million for cost reduction and restructuring measures, including the costs associated with relocating the CEO office to the U.S. No other exceptional items were incurred during 3rd Quarter 2003. £5.0 million of the £53.9 million of charges recorded during 3rd Quarter 2002 resulted from costs associated with the closure of excess operating capacity in our Food Retail Equipment segment and further rationalizing of administration functions and simplifying management structures in the European businesses within our Global Food Service Equipment segment. The remaining £48.9 million of the 2002 exceptional charges related to impairment of goodwill following the impact of the downturn in the U.S. economy.

Net Interest Payable and Similar Charges. Net interest payable and similar charges were £5.2 million during 3rd Quarter 2003, compared with £8.0 million in 3rd Quarter 2002. This reduction in expenditure is primarily related to lower average debt balances, partially offset by the higher interest rate on our senior notes due 2012, which were issued in Fiscal 2002.

Tax on Loss on Ordinary Activities. Tax on profit/(loss) on ordinary activities increased by £0.8 million from £1.1 million during 3rd Quarter 2002 to £1.9 million during 3rd Quarter 2003 as a result of applying our estimate of our full year effective tax rates. The reasons for the change in our effective tax rates is discussed above in 9 Months 2003 compared to 9 Months 2002.

Profit on Disposal of Businesses. No profit on disposal of businesses arose during 3rd Quarter 2003. Net losses of £40.0 million resulted during 3rd Quarter 2002 associated with the disposal of certain non-core businesses.

U.S. GAAP Reconciliation

Net profit/(loss) under U.S. GAAP for 9 Months 2003 was £7.9 million, compared to £1.4 million for the same period under U.K. GAAP. The primary difference between these amounts relates to goodwill amortization of £10.2 million. Goodwill under U.S. GAAP is no longer amortized but is subject to an annual impairment test. Under U.K. GAAP, goodwill is amortized over a period of 20 years. This was a change in accounting policies under U.S. GAAP due to our adoption of Statement of Financial Accounting Standard 142 (“SFAS 142”) “Goodwill and Other Intangible Assets” effective for Fiscal 2003. SFAS 142 was not applicable during the 3rd Quarter 2002 and accordingly an additional goodwill amortization charge of £11.1 million arose under U.S. GAAP for that period.

The remaining GAAP differences for 9 Months 2003 related to pension costs of £1.5 million, capitalization of interest costs of £0.3 million, gains from derivative instruments of £0.1 million and deferred taxation expense of £2.6 million.

The £7.9 million profit for 9 Months 2003 under U.S. GAAP is represented by a profit of £5.4 million from continuing operations and a gain of £2.5 million from discontinued operations. The gain on sale of discontinued operations is discussed above under “Profit on Disposal of Businesses”.

Net loss under U.S. GAAP for 9 Months 2002 was £103.9 million, compared to a net loss for the same period of £100.8 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional goodwill amortization charges of £11.1 million, pension benefits of £0.9 million, derivative instrument losses of £3.7 million, restructuring charges of £0.4 million, gain on disposal of businesses of £18.0 million, a deferred taxation expense of £6.3 million and other costs of £0.5 million.

In addition to the above GAAP differences, U.S. GAAP also affects the accounting for the timing of the recognition of gains on sale/leaseback transactions, the recording of loss contingencies and the accounting for share option plans, when applicable. See Note 9 of our Third Quarter Financial Statements included within this document for the U.S. GAAP reconciliation.

Liquidity and Capital Resources

Our net debt was reduced by £12.1 million to £174.0 million at June 28, 2003 from £186.1 million at September 28, 2002 due to strong pre-exceptional operating cash inflow, after capital expenditure, partially offset by interest and tax payments. Favorable foreign exchange rates have also reduced net debt during 9 Months 2003.

On June 28, 2003, we had £56.3 million of cash and cash equivalents compared to £72.7 million as of September 28, 2002. As of June 28, 2003, we had £37.4 million of borrowings available under our Credit Facility, compared to £42.7 million as of the end of Fiscal 2002.

Borrowing availability under our Credit Facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest, as well as for working capital, capital expenditures and other needs over the next twelve months.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	9 Months 2003	9 Months 2002
	(in millions)
Net cash inflow from operating activities before exceptional items	£35.8	£48.6
Net cash inflow/(outflow) from operating exceptional items	(4.4)	(23.3)

Net cash inflow from operating activities	31.4	25.3

Capital expenditure and financial investment	(4.4)	(7.4)
Acquisitions and disposals	(1.3)	90.2
Financing activities	(20.5)	(60.8)

Operating Activities

Net cash provided by operating activities before exceptional items decreased by £12.8 million to £35.8 million during 9 Months 2003 from £48.6 million during 9 Months 2002. The decrease resulted from reduced outflows to creditors of £8.8 million, increased outflows for provisions of £1.8 million, £7.6 million of lower accounts receivable collections, increases in inventory of £1.4 million, reductions in depreciation, amortization charges and gain/(loss) on sale of fixed assets of £8.5 million along with £2.3 million of lower operating profits from 9 Months 2002 to 9 Months 2003.

Net cash used for operating exceptional items was £4.4 million during 9 Months 2003 compared to £23.3 million during 9 Months 2002. The operating exceptional items during 9 Months 2003 represent costs associated with restructuring and cost reduction measures.

Capital Expenditure and Financial Investment and Acquisitions and Disposals

Net cash outflow from these activities was £5.7 million during 9 Months 2003, compared to a net cash inflow of £82.8 million during 9 Months 2002, a net decrease of £88.5 million. The key transactions giving rise to this decrease were net proceeds from disposals of businesses of £90.2 million during 9 Months 2002 and payments of £1.3 million made during 9 Months 2003 to obtain the release of a majority of the warranties and indemnities that we gave at the time of the disposal of one of our subsidiaries. The decrease in cash flow was partly offset by a reduction of £3.3 million for payments to acquire tangible assets from 9 Months 2002 to 9 Months 2003. This was due to an across the board reduction in capital expenditures.

Financing Activities

Net cash outflow from financing activities was £20.5 million during 9 Months 2003, compared to £60.8 million during 9 Months 2002. For 9 Months 2003 the net cash outflow for financing activities has been to reduce borrowings. The net cash outflow for 9 Months 2002 was attributable to our refinancing activities.

Changes to Credit and Debt Facilities

In addition to the covenants in place as at the end of Fiscal 2002, we are now subject to a minimum fixed charge ratio comparing debt servicing to free cash flows. This requirement came into effect during 9 Months 2003 as required under our facilities agreement. As of June 28, 2003, we were in compliance with all debt covenants.

Goodwill Accounting

Under U.K. GAAP, goodwill arising on acquisitions during, or subsequent to, Fiscal 1999 have been capitalized and are amortized over a period of 20 years. We regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period.

Goodwill arising on acquisitions prior to Fiscal 1999 was required to be written off to reserves upon acquisition.

When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the profit/(loss) for the period. In accordance with FRS 10 “Goodwill and intangible assets” such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Effective from the beginning of Fiscal 2003, our U.S. GAAP goodwill accounting is subject to the provisions of SFAS 142. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and an annual test for impairment. Any goodwill impairment arising as a result of the transition to SFAS 142 is required to be quantified no later than the end of Fiscal 2003 and shall be booked as a cumulative effect of accounting change as of the beginning of that period. Such impairment may have a material effect on our profit/(loss) under U.S. GAAP, and based upon specific valuation rules this may lead to additional differences between the values of goodwill, as well as when an impairment arises, between U.S and U.K GAAP.

Critical Accounting Policies and Estimates

In addition to the critical accounting policies and estimates reported in our Annual Report on Form 20-F for Fiscal 2002, we also believe that goodwill accounting will result in critical accounting policies and estimates in determining our Fiscal 2003 year end results.

Legal Proceedings

As we have previously reported, the trial of the remaining claims in the lawsuit against us by Daniel L. Freeland, as bankruptcy trustee of Consolidated Industries (“Consolidated”), our former subsidiary, was held in the United States Bankruptcy Court in Indiana from February 3 to March 7, 2003. The issues tried included the Trustee’s claim that Enodis Corporation is legally responsible for the debts of Consolidated, which we have previously referred to as the “alter ego” claim. The date by which the parties must file post-trial briefs has been extended so that the completion of briefing will likely not occur during Fiscal 2003. A decision by the court will follow the completion of briefing by an indeterminate period.

The bankruptcy stay of the Stefanyshyn lawsuit against Consolidated in Indiana state court has been lifted. The plaintiffs’ motion to amend their complaint to name Enodis Corporation as a defendant based upon the “alter ego” claim is now fully submitted to the court for decision. Plaintiffs were required to file their motion for class certification by August 2003; a hearing will be held on the motion in October 2003, and a decision will follow at some point after this hearing. The case is still scheduled for trial in December 2003.

Current Financial and Trend Information

Our expectations for both the food equipment market and our performance for the full year are unchanged from those expressed at the time of our half year announcement in May 2003.

We expect to achieve our cost reduction target of approximately £9 million for the second half of Fiscal 2003.

Food Retail Equipment is expected to continue its improvement in the fourth quarter (compared to prior year fourth quarter losses of £3.6 million) as Kysor/Warren returns to profitability.

Total exceptional items for the year will be in the order of £7.5 million.

We expect Property profits to decrease from those achieved during Fiscal 2002.

Our Fiscal 2003 results will continue to reflect the absence of operating profits from the non-core businesses that we sold in Fiscal 2002, and our interest costs will continue to be lower than in Fiscal 2002, due to our lower levels of debt, partly offset by the higher interest rate on our 10 3/8% senior notes due 2012, which we issued in Fiscal 2002. In addition, the impact of foreign exchange rate movements will continue to be negative if the current dollar/pound exchange rate remains constant.

Additionally, we remain targeted on further reduction in debt by the year end.

The Food Service sector is large and consumer spending on consumption of food and beverages outside the home remains robust and is forecast to continue to grow. Although the short term outlook for our business continues to be uncertain we expect that when the market for food equipment recovers, demand will be led by replacement spending across the large installed base. We remain confident of Enodis’ ability to capitalize on the opportunities which will arise.

We continue to focus on targeting key markets and accounts, together with innovative new product development as well as cost reduction measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

August 5, 2003	By:	/s/ David McCulloch
Name: David McCulloch
Title: Chief Executive Officer